Exhibit 99.1

Shopify Completes Offering of Class A Subordinate Voting Shares
Including Full Exercise of Over-Allotment Option

Ottawa, Canada – September 19, 2019 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that it has completed its previously announced offering of Class A subordinate voting shares (the “Offering“) at a price to the public of US$317.50 per share. An aggregate of 2,185,000 Class A subordinate voting shares, which includes the full exercise of the over-allotment option of 285,000 Class A subordinate voting shares, were sold by Shopify for aggregate gross proceeds, before underwriting discounts and offering costs, of US$693,737,500.

Shopify expects to use its net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies. Pending their use, Shopify intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash.

Credit Suisse and Morgan Stanley led the Offering.

The Class A subordinate voting shares were offered in each of the provinces and territories of Canada, other than Québec, by way of a prospectus supplement dated September 16, 2019 to Shopify’s short form base shelf prospectus dated August 3, 2018. The Class A subordinate voting shares were also offered in the United States pursuant to a prospectus supplement to Shopify’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System. The prospectus supplements, the base shelf prospectus and the Registration Statement contain important detailed information about the Offering. Copies of the Canadian prospectus supplements and the base shelf prospectus can be found on SEDAR at www.sedar.com, and copies of the U.S. prospectus supplements and the Registration Statement can be found on EDGAR at www.sec.gov. Copies of such offering documents may also be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, Telephone: 1-800-221-1037 or e-mail: usa.prospectus@credit-suisse.com; Credit Suisse Securities (Canada), Inc., Attention: Olivier Demet, 1 First Canadian Place, Suite 2900, Toronto, Ontario M5X 1C9, Telephone: 416-352-4749 or e-mail: Olivier.demet@credit-suisse.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Vaick Street, 2nd floor, New York, NY 10014.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Shopify

Shopify is the leading multi-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 800,000 businesses in approximately 175 countries and is trusted by brands such as Unilever, Kylie Cosmetics, Allbirds, MVMT, and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements with regard to Shopify’s proposed use of proceeds from the Offering. Words such as “expects”, “continue”, “will”, “plans”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proceeds of the offering will be used on the terms described. Allocation of the proceeds of the Offering is subject to numerous factors, many of which are beyond Shopify’s control, including, without limitation, market conditions and the risk factors and other matters set forth in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS:
Katie Keita
Senior Director, Investor Relations
613-241-2828 (ext. 1024)
IR@shopify.com

MEDIA:
Julie Nicholson
Director of Communications
416-238-6705 (ext. 302)
press@shopify.com

SOURCE: Shopify